SUB ITEM 77I:  Terms of New or Amended Securities



All series of the registrant (except the Seligman Global Technology Fund) issued a new class of common stock, Class I shares, commencing November 30, 2001. Class I shares have a par value of $.001. Class I is equal as to earnings, assets, and voting privileges with the other classes of common stock offered by the registrant. Class I is not subject to any initial or contingent deferred sales charges or distribution expense, bears certain other class expenses, and has exclusive voting rights with respect to any matter to which a separate vote of any class is required by the 1940 Act or applicable state law. As required by the 1940 Act, Class I is preferred over all other classes in respect of assets specifically allocated to it. Class I has a non-cumulative voting right for the election of directors. Each outstanding share is fully paid and non-assessable, and each is freely transferable. There are no liquidation, conversion, or preemptive rights.